Filed Pursuant to Rule 433
Registration Statement Nos. 333-161829 and 333-170580
Pricing Term Sheet
December 15, 2010
Agrium Inc.
U.S. $500,000,000 6.125% Debentures due January 15, 2041

Issuer:	Agrium Inc.

Anticipated Security Ratings:	Baa2/BBB (Moody’s/S&P)

Format:	SEC Registered - Registration Statement Nos. 333-161829 and 333-170580

Ranking:	Senior Unsecured

Trade Date:	December 15, 2010

Settlement Date:	December 20, 2010 (T + 3)

Maturity Date:	January 15, 2041

Aggregate Principal Amount Offered:	$500,000,000

Coupon:	6.125%

Price to Public (Issue Price):	98.909%

Interest Payment Dates:	January 15 and July 15 of each year, beginning on July 15, 2011

Benchmark:	UST 3.875% due 08/40

UST Spot (Price/Yield)	88-08 / 4.605%

Spread to Benchmark:	T + 160 basis points

Re-offer Yield:	6.205%

Net Proceeds to Issuer:	U.S. $490,170,000

Daycount:	30/360

Optional Redemption:	At any time and from time to time at the Treasury Rate +25 basis points at anytime prior to July 15, 2040. Callable at 100% at any time on or after July 15, 2040.

CUSIP:	008916 AJ7

Denominations:	Minimum denominations of U.S. $2,000 and integral multiples of U.S. $1,000

Joint Bookrunners:	BNP Paribas Securities Corp.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Lead Managers:	BMO Capital Markets Corp.
Rabo Securities USA, Inc.
NBF Securities (USA) Corp.
Co-Managers:	CIBC World Markets Corp.
RBS Securities Inc.
TD Securities (USA) LLC

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a Registration Statement (File Nos. 333-161829 and 333-170580), including a short form base shelf prospectus dated November 20, 2009, as amended by amendment No. 1 dated November 12, 2010, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and documents incorporated by reference therein that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the Canadian system for electronic document analysis and retrieval (SEDAR) website at www.sedar.com. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (2) RBC Capital Markets, LLC toll-free at 1-866-375-6829, or (3) Scotia Capital (USA) Inc. toll free at 1-800-372-3930.